Acquisition

	At the close of business on April 18, 1997 (the "Closing"), the Northstar International Value Fund ("International Value Fund") acquired the net assets of the Brandes International Fund, pursuant to an Agreement of Reorganization dated February 4, 1997. In accordance with the agreement, the International Value Fund, at the closing, issued 4,152,725 shares of the International Value Fund having an aggregate value of $41,569,860 which included unrealized appreciation on investments of $4,321,823. As a result, the International Value Fund issued 1.637 shares for each Brandes International Fund Class A and 1.643 shares for each Brandes International Fund Class C share. The transaction was structured for tax purposes to qualify as a tax-free reorganization under the Internal Revenue Code. Directly after the merger the combined net assets in the International Value Fund were $41,569,860 with a net asset value of $10.00 for Class A and Class C shares.